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October 22, 2015

VIA EDGAR AND ELECTRONIC MAIL

Mellissa Campbell Duru
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Casella Waste Systems, Inc. (“Casella”)
Definitive Additional Soliciting Material on Schedule 14A filed by JCP Investment Management, LLC, et al. on October 19, 2015 (the “Soliciting Material”)
File No. 000-23211

Dear Ms. Duru:

We acknowledge receipt of the oral comment of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with regard to the above-referenced matter (the “Staff Comment”).  We have reviewed the Staff Comment with our client, JCP Investment Management, LLC and the other participants in its solicitation (collectively, “JCP”), and provide the following response on JCP’s behalf.  For ease of reference, the Staff Comment is summarized below in italics.  Terms that are not otherwise defined have the meanings ascribed to them in the Soliciting Material.

1.	The Staff requested that JCP clarify the basis for its belief that the companies referenced are the “Most Similar Competitors” for purposes of the comparison in Slide 11.

JCP acknowledges the Staff’s comment and has issued a replacement Slide 11 including the following disclosure that was previously approved by the Staff in connection with the filing of JCP’s Definitive Proxy Statement on Schedule 14A:

The companies that comprise the “Most Similar Competitors Group” were selected by JCP for inclusion within the group because JCP believes that the operations of the included companies are most similar to the operations of Casella; however, JCP acknowledges and understands that the included companies’ market capitalizations are not similar.

October 22, 2015

Please see replacement Slide 11 that was included in JCP’s Definitive Additional Soliciting Material on Schedule 14A, filed on October 22, 2015.

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The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

                                                                                                                /s/ Aneliya S. Crawford

Aneliya S. Crawford

cc:	James C. Pappas, JCP Investment Management, LLC
Steve Wolosky, Olshan Frome Wolosky LLP

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